UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT	**February 7, 2011**
(DATE OF EARLIEST EVENT REPORTED)	**February 7, 2011**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)

(866) 913-2122
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 9e-4(c) under the Exchange Act (17 CFR 240.9e-4(c))

Item 2.02   **Results of Operations and Financial Condition.**

On February 7, 2011, the Registrant issued a press release providing information on its results of operations for the fourth quarter and year ending December 31, 2010. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 2.02 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 2.02 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01   **Financial Statements and Exhibits.**

         (d)   **Exhibits:**

Exhibit No.	Description
99.1	Boardwalk Pipeline Partners, LP, News Release, issued February 7, 2011, providing information on results of operations for the fourth quarter and year ending December 31, 2010.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


BOARDWALK PIPELINE PARTNERS, LP


By: BOARDWALK GP, LP,
     its general partner

By: BOARDWALK GP, LLC,
     its general partner

By: /s/ Jamie L. Buskill
     Jamie L. Buskill
     Chief Financial Officer

Dated: February 7, 2011

Exhibit 99.1



News Release

BOARDWALK ANNOUNCES FOURTH QUARTER AND YEAR-END 2010 RESULTS

HOUSTON, February 7, 2011 -- Boardwalk Pipeline Partners, LP, (NYSE:BWP) announced today its results for the fourth quarter and year ended December 31, 2010, which included the following items:

− Operating revenues of $302.0 million for the quarter and $1,116.8 million for the year ended December 31, 2010, an 8% and 23% increase from $279.0 million and $909.2 million in the comparable 2009 periods;

− Net income of $88.9 million for the quarter and $289.4 million for the year ended December 31, 2010, a 24% and 78% increase from $71.6 million and $162.7 million in the comparable 2009 periods;

− Earnings before interest, taxes, depreciation and amortization (EBITDA) of $184.3 million for the quarter and $658.2 million for the year ended December 31, 2010, a 14% and 32% increase from $161.1 million and $498.0 million in the comparable 2009 periods; and

− Distributable cash flow of $118.0 million for the quarter and $448.5 million for the year ended December 31, 2010, a 19% and 43% increase from $99.3 million and $314.4 million in the comparable 2009 periods.

Fourth Quarter 2010 Results

Operating results for the fourth quarter were primarily driven by:

• Higher gas transportation revenues from pipeline expansion projects;

• Lower parking and lending and storage revenues due to unfavorable natural gas spreads;

• Higher operating costs and expenses primarily due to higher operations and maintenance, depreciation and property tax expenses from an increase in the Partnership's asset base. The increased expenses were partly offset by a fourth quarter gain on the sale of gas associated with a reduction in storage gas needed to support no-notice services; and

• Higher interest expense as a result of increased debt levels and lower capitalized interest due to the Partnership's major growth projects having been placed into service.

Year-end 2010 Results

Operating results for the year were impacted by the factors mentioned above. On a year-to-date basis, the increase in gas transportation revenues from the expansion projects were partly offset by lower interruptible and short-term firm transportation revenues due to reduced price spreads between locations on the pipeline systems. Net income and EBITDA were also favorably impacted by a gain of $12.5 million from the sale of gas related to the Western Kentucky Storage Expansion project. In 2009, gas transportation revenues from expansion projects were lower than expected due to operating those pipelines at reduced pressures and temporary shut downs following the discovery and remediation of anomalies in certain joints of pipe.

Capital Program

Growth capital expenditures were $160.7 million and maintenance capital expenditures were $63.0 million for the year ended December 31, 2010.

Exhibit 99.1

Conference Call

The Partnership has scheduled a conference call for February 7, 2011, at 9:00 a.m. Eastern time, to review the fourth quarter and annual results. The earnings call may be accessed via the Boardwalk website at www.bwpmlp.com. Please go to the website at least 10 minutes before the event begins to register and download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial (866) 383-8008 for callers in the U.S. or (617) 597-5341 for callers outside the U.S. The PIN number to access the call is 76628379.

Replay

An online replay will also be available on the Boardwalk website immediately following the call.

Non-GAAP Financial Measures - EBITDA and Distributable Cash Flow

The Partnership uses non-GAAP measures to evaluate its business and performance, including EBITDA and Distributable Cash Flow. EBITDA is used as a supplemental financial measure by management and by external users of the Partnership's financial statements, such as investors, commercial banks, research analysts, and rating agencies, to assess the Partnership's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering and storage business. Distributable Cash Flow is used as a supplemental financial measure by management and by external users of the Partnership's financial statements as defined above to assess their ability to make cash distributions to their unitholders and general partner.

EBITDA and Distributable Cash Flow should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA and Distributable Cash Flow are not necessarily comparable to similarly titled measures of another company.

The following table presents a reconciliation of the Partnership's EBITDA and Distributable Cash Flow to its net income, the most directly comparable GAAP financial measure, for each of the periods presented (in millions):

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2010	2009	2010	2009
Net Income	$ 88.9	$ 71.6	$ 289.4	$ 162.7
Income taxes	0.1	0.1	0.5	0.3
Depreciation and amortization	56.6	52.6	217.9	203.1
Interest expense	38.8	36.8	151.0	132.1
Interest income	(0.1)	-	(0.6)	(0.2)
EBITDA	$ 184.3	$ 161.1	$ 658.2	$ 498.0
Less:				
Cash paid for interest, net of capitalized interest	29.4	28.9	146.3	124.4
Maintenance capital expenditures	36.6	32.8	63.0	58.9
Other (1)	0.3	0.1	0.4	0.3
Distributable Cash Flow	$ 118.0	$ 99.3	$ 448.5	$ 314.4

(1) Includes non-cash items such as the equity component of allowance for funds used during construction.

About Boardwalk

Boardwalk Pipeline Partners, LP, is a limited partnership engaged, through its subsidiaries, Gulf Crossing Pipeline Company LLC, Gulf South Pipeline Company, LP and Texas Gas Transmission, LLC, in the interstate transportation and storage of natural gas. Boardwalk's interstate natural gas pipeline systems have approximately 14,200 miles of pipeline and underground storage fields having aggregate working gas capacity of approximately 167 Bcf.

Exhibit 99.1

BOARDWALK PIPELINE PARTNERS, LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Millions, except per unit amounts)
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2010	2009	2010	2009
Operating Revenues:				
Gas transportation	$ 281.4	$ 249.0	$ 1,015.4	$ 794.9
Parking and lending	4.3	9.6	28.1	34.9
Gas storage	13.9	15.4	55.4	57.6
Other	2.4	5.0	17.9	21.8
Total operating revenues	302.0	279.0	1,116.8	909.2
Operating Costs and Expenses:				
Fuel and gas transportation	27.6	23.8	109.4	61.9
Operation and maintenance	49.4	43.5	149.6	142.2
Administrative and general	27.8	32.7	126.6	122.0
Depreciation and amortization	56.6	52.6	217.9	203.1
Asset impairment	-	-	5.8	-
Net (gain) loss on disposal of operating assets	(5.0)	0.4	(16.6)	8.2
Taxes other than income taxes	18.2	17.7	84.2	77.3
Total operating costs and expenses	174.6	170.7	676.9	614.7
Operating income	127.4	108.3	439.9	294.5
Other Deductions (Income):				
Interest expense	36.7	34.8	142.9	125.3
Interest expense – affiliates	2.1	2.0	8.1	6.8
Interest income	(0.1)	-	(0.6)	(0.2)
Miscellaneous other income, net	(0.3)	(0.2)	(0.4)	(0.4)
Total other deductions	38.4	36.6	150.0	131.5
Income before income taxes	89.0	71.7	289.9	163.0
Income taxes (benefit)	0.1	0.1	0.5	0.3
Net Income	$ 88.9	$ 71.6	$ 289.4	$ 162.7

Net Income per Unit:				
Basic and diluted net income per unit:				
Common units	$ 0.45	$ 0.37	$ 1.47	$ 0.88
Class B units	$ 0.23	$ 0.17	$ 0.62	$ 0.08
Cash distribution to common units	$ 0.515	$ 0.495	$ 2.03	$ 1.95
Cash distribution to class B units	$ 0.30	$ 0.30	$ 1.20	$ 1.20
Weighted-average number of units outstanding:				
Common units	169.7	169.7	169.7	161.6
Class B units	22.9	22.9	22.9	22.9

Exhibit 99.1

BOARDWALK PIPELINE PARTNERS, LP

NET INCOME PER UNIT RECONCILIATION
(Unaudited)

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended December 31, 2010 (in millions, except per unit data):

	Total	Common Units		Class B Units		General Partner and IDRs
Net income	$ 88.9					
Declared distribution	102.3	$ 88.3	$	6.8	$	7.2
Assumed allocation of undistributed net loss	(13.4)	(11.5)		(1.6)		(0.3)
Assumed allocation of net income	$ 88.9	$ 76.8	$	5.2	$	6.9
Weighted average units outstanding		169.7		22.9		
Net income per unit		$ 0.45	$	0.23		

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the three months ended December 31, 2009 (in millions, except per unit data):

	Total	Common Units		Class B Units		General Partner and IDRs
Net income	$ 71.6					
Declared distribution	97.8	$ 84.8	$	6.9	$	6.1
Assumed allocation of undistributed net loss	(26.2)	(22.7)		(3.0)		(0.5)
Assumed allocation of net income (loss)	$ 71.6	$ 62.1	$	(3.9)	$	5.6
Weighted average units outstanding		169.7		22.9		
Net income (loss) per unit		$ 0.37	$	0.17		

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the year ended December 31, 2010 (in millions, except per unit data):

	Total	Common Units		Class B Units		General Partner and IDRs
Net income	$ 289.4					
Declared distribution	402.6	$ 347.9	$	27.4	$	27.3
Assumed allocation of undistributed net loss	(113.2)	(97.7)		(13.2)		(2.3)
Assumed allocation of net income	$ 289.4	$ 250.2	$	14.2	$	25.0
Weighted average units outstanding		169.7		22.9		
Net income per unit		$ 1.47	$	0.62		

Exhibit 99.1

The following table provides a reconciliation of net income and the assumed allocation of net income to the common and class B units for purposes of computing net income per unit for the year ended December 31, 2009 (in millions, except per unit data):

	Total		Common Units		Class B Units		General Partner and IDRs
Net income	$	162.7					
Declared distribution		372.7	$ 323.2	$	27.4	$	22.1
Assumed allocation of undistributed net loss		(210.0)	(180.3)		(25.5)		(4.2)
Assumed allocation of net income (loss)	$	162.7	$ 142.9	$	1.9	$	17.9
Weighted average units outstanding			161.6		22.9		
Net income (loss) per unit			$ 0.88	$	0.08		

SOURCE: Boardwalk Pipeline Partners, LP

Contact: Boardwalk Pipeline Partners, LP
Allison McLean, 866-913-2122
Director of Investor Relations

Or

Jamie Buskill, 713-479-8082
Senior VP, Chief Financial Officer and Treasurer